                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   GRACO INC.
                                 ---------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  384109-10-4
                                  -----------
                                 (CUSIP Number)

                                 July 27, 1998
                                 -------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)
  [X] Rule 13d-1(c)
  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                               Page 1 of 5 Pages
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-----------------------
CUSIP NO.  384109104                  SCHEDULE 13G             Page 2 of 5 Pages
-----------------------

------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSON
   IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   David A. Koch

------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                        (b) [ ]


------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   USA
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          504,385
      NUMBER OF
                     ---------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
                          2,133,285
    BENEFICIALLY

     OWNED BY

      EACH

    REPORTING

      PERSON         ---------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER
       WITH               504,385
                     ---------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          2,133,285
------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,637,670
------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13.1%
------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
   IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

The Statement of Ownership is filed by David A. Koch pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to his ownership of shares of common stock of Graco Inc.

Item 1

       (a) Name of Issuer:
           --------------

                Graco Inc.

       (b) Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

                4050 Olson Memorial Highway
                Golden Valley, Minnesota 55422

Item 2

       (a) Name of Person Filing:
           ---------------------

                David A. Koch

       (b) Address:
           -------

                505 North Highway 169, Suite 595
                Plymouth, Minnesota 55441

       (c) Citizenship:
           -----------

                USA

       (d) Title of Class of Securities:
           ----------------------------

                COMMON

       (e) CUSIP Number:
           ------------

                384109-10-4

Item 3

       This statement is being filed pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934.


Item 4

         Ownership:
         ---------

       (a) Amount beneficially owned:
           -------------------------

                2,637,670

       (b) Percentage of Class:
           -------------------

                13.1%

       (c) Number of Shares as to which Mr. Koch has:
           -----------------------------------------

                (i) Sole power to vote or direct the vote:
                    -------------------------------------

                    504,385 (Includes ESOP Shares of 744 and options scheduled to vest within 60 days.)
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                                                               Page 4 of 5 Pages


                (ii) Shared power to vote or direct the vote:
                     ----------------------------------------

                     2,133,285 (Includes 993,642 shares held by the Trust U/W Clarissa L. Gray of which Mr. Koch is a trustee; 67,791 shares owned by Mr. Koch's wife, as to which Mr. Koch may be deemed to share voting power; 45,320 shares owned by Graco Foundation of which Mr. Koch is a director; 677,782 shares owned by the Graco Pension Plan as to which Mr. Koch shares voting power; and 348,750 shares held by Greycoach Foundation of which Mr. Koch is a director.)

               (iii) Sole power to dispose or direct the disposition:
                     ------------------------------------------------

                     504,385

                (iv) Shared power to dispose or direct the disposition:
                     --------------------------------------------------

                     2,133,285

Item 5    Ownership of Five Percent or Less of a Class:
          ---------------------------------------------

          Not Applicable

Item 6    Ownership of More Than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          See response to Item 3(c)(ii) above.

Item 7    Identification and Classification of Members of the Subsidiary which
          --------------------------------------------------------------------
          Acquired the Security Being Reported on by Parent Holding Company.
          ------------------------------------------------------------------

          Not Applicable

Item 8    Identification and Classification of Members of the Group:
          ----------------------------------------------------------

          Not Applicable.

Item 9    Notice of Dissolution of Group:
          -------------------------------

          Mr. Koch checked Item 2(b) on page 2 of a previously filed Schedule 13G on account of his position as trustee of the Clarissa L. Gray Trust (the "Trust"), although the trustees of the Trust disclaimed the existence of any group relationship among the trustees except such relationship as may be deemed to exist by virtue of their status as trustees. The Trust ceased to be a Schedule 13G filer on July of 1998 and Mr. Koch disclaims the existence of a group with the Trust's trustees.

Item 10   Certification:
          --------------

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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                                                               Page 5 of 5 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 1999


                                    /s/ David A. Koch
                                    -------------------------------------
                                    David A. Koch